Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1933

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

•	The following is an email sent to Dell Technologies Inc.’s Consumer & Small Business Organization from Phil Bryant, President & General Manager, Global Consumer & Small Business on July 2, 2018

To: CSB team members

As you’ll see in Michael’s note below, this morning we announced the results of the strategic review of our business that began in February with a 13D filing. Dell Technologies has decided to simplify its capital structure and offer a new class of publicly listed common stock. We enter into this next chapter of the company’s history from a position of strength and are excited about what this decision means for you and our customers and partners. More details on the decision can be found in our press release from earlier today and Michael’s open letter to customers and partners published on DellTechnologies.com.

This news will create chatter in the industry and may lead to questions from customers and partners. They should know and it’s our expectation you will reinforce these points:

•	The Dell Technologies family of businesses operates – and will continue to operate – with a “better together” approach, with cross-business governance from the executive as well as functional levels.

•	Dell Technologies will continue to significantly invest in R&D, the company has spent over $12B in the last three fiscal years, and intends to spend approximately $4.5B per year in the future.

•	Dell Technologies is focused on making it easier for partners and customers to transact across the entire family of businesses.

•	Dell Technologies remains committed to our value proposition of being “#1 in everything and all in one place” for you.

•	Dell Technologies is in a strong position, and this transaction will allow all of our businesses to build on that momentum without disruption while also allowing VMware to maintain its independence.

•	VMware has thrived as part of the Dell Technologies family and has seen tremendous traction and strategic relevance with all our customers, resulting in significant revenue growth and financial performance. VMware generated $400M in revenue synergies in FY18 related to its affiliation with Dell Technologies, and in FY19 is on track to achieve $700M faster than initially expected.

o	After the transaction, this winning formula will continue with VMware retaining its independent status, strategy and capital allocation policy.

•	It is the right time to bring the full Dell Technologies portfolio to the public market because:

o	Dell Technologies has a robust financial model with attractive growth and cash flow profile, as well as a strong balance sheet and financial flexibility.

o	Dell Technologies is successfully repositioning our product offerings.

o	Dell Technologies has taken a long-term approach to the benefit of our customers and other partners. We have been a public company as long as the tracking stock has been outstanding. The only change will be that our public stock will now reflect the full value of Dell Technologies’ family of businesses.

•	Dell Technologies will keep its successful growth business model intact, without disruption to our customers, partners, team members and the company.

Michael is committed to Dell Technologies and will remain as Chairman and CEO, and Silver Lake will maintain the entirety of its investment in the company. Feel free to send Michael’s open letter to your customers and partners who are curious to learn more.

Today is a step along the journey and there is more work to be done in the coming month and quarters. Upcoming milestones include: 1) Filing of proxy over the next few weeks, 2) A stockholder vote of tracking minority stockholders sometime in late Summer or early Fall, and 3) Assuming an affirmative vote, the transaction should close in Calendar Year Q4 2018.

You continue to be the differentiator for Dell and our relationships with customers and partners. Do not be distracted by this news – use it as an opportunity to reinforce our strength and why we are the partner of choice for IT infrastructure. Thank you for your commitment, focus and results – we are winning because of you!

Phil

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock, the Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies will file a registration statement containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com/.

Participants in the Solicitation

Dell Technologies and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information regarding Dell Technologies’ directors and executive officers is contained in Dell Technologies’ proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on May 15, 2018. Additional information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the aforementioned proxy statement/prospectus to be filed with the SEC.

Dell Technologies Inc. Disclosure Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement containing a preliminary proxy statement/prospectus that will be filed with the SEC as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise.

From: From Michael Dell

Sent: Monday, July 2, 2018 5:38 AM

Subject: A business update

Dell – Internal Use – Confidential

To: Dell and Dell EMC team members

In February, I shared that we were evaluating a number of potential business opportunities to accelerate our growth even faster in today’s dynamic IT environment. After a thorough review, we’ve decided to enter the public market by exchanging the outstanding Class V tracking stock, which was issued at the time of the Dell and EMC combination, for Dell Technologies common stock.

Tracking stock shareholders will have the option to exchange their shares or cash out at a 29 percent premium to the tracking stock closing price. Contingent on the exchange transaction, VMware will offer a cash dividend to all stockholders, including Dell Technologies. More details are available in the press release.

This transaction will simplify our capital and ownership structure and provide public investors the opportunity to share in the value creation of Dell Technologies in its entirety.

From your perspective as a team member, there is no meaningful change to how we’ve been operating since the combination with EMC, and by no means does it signal a shift in our approach to planning for the future. We will keep the same strategic focus on the long-term that has helped us strengthen, reshape and grow our business.

Nothing changes for Dell, VMware or any of our businesses either. We are strong and getting stronger as evidenced by our Q1 financial results, continued share gains across the Dell Technologies portfolio, and on-track debt reduction. This move just helps streamline the journey we’re already on.

The next steps in this process are to publicly file the proxy, host a shareholder vote and, if approved, close the transaction. We expect the process will be complete by the end of the calendar year.

In the meantime, it’s business as usual for all of us. We are in a fantastic position with a lot of opportunity ahead. Let’s make the most of it!

Michael

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock, the Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies will file a registration statement containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com/.

Participants in the Solicitation

Dell Technologies and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information regarding Dell Technologies’ directors and executive officers is contained in Dell Technologies’ proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on May 15, 2018. Additional information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the aforementioned proxy statement/prospectus to be filed with the SEC.

Dell Technologies Inc. Disclosure Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement containing a preliminary proxy statement/prospectus that will be filed with the SEC as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise.